UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 15)1

CPI CORP.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.40 PER SHARE
(Title of Class of Securities)

125-902106
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 16, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON Ramius Enterprise Master Fund Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 202,054
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 202,054
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 202,054
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON Starboard Value & Opportunity Fund, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 212,040
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 212,040
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 212,040
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON Ramius Merger Arbitrage Master Fund Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 192,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 192,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 192,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON Ramius Multi-Strategy Master Fund Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 179,614
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 179,614
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 179,614
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON Ramius Value and Opportunity Master Fund Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 797,988
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 797,988
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 797,988
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.4%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON Ramius Leveraged Multi-Strategy Master Fund Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 29,213
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 29,213
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,213
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON Ramius Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 602,881
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 602,881
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 602,881
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON RCG Starboard Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,010,028
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,010,028
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,010,028
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.4%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON Ramius LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,612,909
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,612,909
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,612,909
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.0%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON C4S & Co., L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,612,909
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,612,909
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,612,909
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.0%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON Peter A. Cohen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,612,909
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,612,909
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,612,909
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON Morgan B. Stark
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,612,909
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,612,909
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,612,909
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON Thomas W. Strauss
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,612,909
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,612,909
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,612,909
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON Jeffrey M. Solomon
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,612,909
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,612,909
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,612,909
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON Peter A. Feld
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,588
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,588
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,588[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

1 See Item 5.

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON Joseph C. Izganics
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 500
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 500
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 500[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

1 See Item 5.

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON John Serino
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

1 See Item 5.

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON Paul G. White
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

1 See Item 5.

CUSIP NO. 125-902106

The following constitutes Amendment No. 15 (“Amendment No. 15”) to the Schedule 13D filed by the undersigned.  This Amendment No. 15 amends the Schedule 13D as specifically set forth.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Enterprise Master Fund, Starboard Value & Opportunity Fund, Merger Arbitrage Master Fund, Multi-Strategy Master Fund, Value and Opportunity Master Fund and Leveraged Multi-Strategy Master Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted.  The aggregate purchase cost of the 1,612,909 Shares beneficially owned in the aggregate by Enterprise Master Fund, Starboard Value & Opportunity Fund, Merger Arbitrage Master Fund, Multi-Strategy Master Fund, Value and Opportunity Master Fund and Leveraged Multi-Strategy Master Fund is approximately $47,574,000, excluding brokerage commissions.

Mr. Feld directly owns 6,588 Shares awarded by the Issuer.

The purchase cost of the 500 Shares beneficially owned by Mr. Izganics is $8,135, excluding brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 7,005,301 Shares outstanding, as of June 9, 2009, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on June 11, 2009.

 A.           Value and Opportunity Master Fund

(a)	As of the close of business on June 15, 2009, Value and Opportunity Master Fund beneficially owned 797,988 Shares.

Percentage: Approximately 11.4%

CUSIP NO. 125-902106

(b)	1. Sole power to vote or direct vote: 797,988
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 797,988
4. Shared power to dispose or direct the disposition: 0

(c)	Value and Opportunity Master Fund has not entered into any transactions in the Shares since the filing of Amendment No. 14.

B.	Starboard Value & Opportunity Fund

(a)	As of the close of business on June 15, 2009, Starboard Value & Opportunity Fund beneficially owned 212,040 Shares.

Percentage: Approximately 3.0%

(b)	1. Sole power to vote or direct vote: 212,040
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 212,040
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard Value & Opportunity Fund since the filing of Amendment No. 14 are set forth in Schedule A and are incorporated by reference.

C.	Merger Arbitrage Master Fund

(a)	As of the close of business on June 15, 2009, Merger Arbitrage Master Fund beneficially owned 192,000 Shares.

Percentage: Approximately 2.7%

(b)	1. Sole power to vote or direct vote: 192,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 192,000
4. Shared power to dispose or direct the disposition: 0

(c)	Merger Arbitrage Master Fund has not entered into any transactions in the Shares since the filing of Amendment No. 14.

D.	Leveraged Multi-Strategy Master Fund

(a)	As of the close of business on June 15, 2009, Leveraged Multi-Strategy Master Fund beneficially owned 29,213 Shares.

Percentage: Less than 1%

CUSIP NO. 125-902106

(b)	1. Sole power to vote or direct vote: 29,213
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 29,213
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Leveraged Multi-Strategy Master Fund since the filing of Amendment No. 14 are set forth in Schedule A and are incorporated by reference.

E.	Multi-Strategy Master Fund

(a)	As of the close of business on June 15, 2009, Multi-Strategy Master Fund beneficially owned 179,614 Shares.

Percentage: Approximately 2.6%

(b)	1. Sole power to vote or direct vote: 179,614
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 179,614
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Multi-Strategy Master Fund since the filing of Amendment No. 14 are set forth in Schedule A and are incorporated by reference.

F.	Enterprise Master Fund

(a)	As of the close of business on June 15, 2009, Enterprise Master Fund beneficially owned 202,054 Shares.

Percentage: Approximately 2.9%

(b)	1. Sole power to vote or direct vote: 202,054
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 202,054
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Enterprise Master Fund since the filing of Amendment No. 14 are set forth in Schedule A and are incorporated by reference.

G.	RCG Starboard Advisors

(a)
As the investment manager of Value and Opportunity Master Fund and the managing member of Starboard Value & Opportunity Fund, RCG Starboard Advisors may be deemed the beneficial owner of (i) 797,988 Shares owned by Value and Opportunity Master Fund and (ii) 212,040 Shares owned by Starboard Value & Opportunity Fund.

Percentage: Approximately 14.4%

CUSIP NO. 125-902106

(b)	1. Sole power to vote or direct vote: 1,010,028
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,010,028
4. Shared power to dispose or direct the disposition: 0

(c)
RCG Starboard Advisors did not enter into any transactions in the Shares since the filing of Amendment No. 14.  The transactions in the Shares since the filing of Amendment No. 14 on behalf of Starboard Value & Opportunity Fund are set forth in Schedule A and are incorporated by reference.

H.	Ramius Advisors

(a)
As the investment advisor of Multi-Strategy Master Fund, Merger Arbitrage Master Fund, Leveraged Multi-Strategy Master Fund and Enterprise Master Fund, Ramius Advisors may be deemed the beneficial owner of (i) 179,614 Shares owned by Multi-Strategy Master Fund, (ii) 192,000 Shares owned by Merger Arbitrage Master Fund, (iii) 29,213 Shares owned by Leveraged Multi-Strategy Master Fund, and (iv) 202,054 Shares owned by Enterprise Master Fund.

Percentage: Approximately 8.6%

(b)	1. Sole power to vote or direct vote: 602,881
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 602,881
4. Shared power to dispose or direct the disposition: 0

(c)
Ramius Advisors did not enter into any transactions in the Shares since the filing of Amendment No. 14.  The transactions in the Shares since the filing of Amendment No. 14 on behalf of Multi-Strategy Master Fund, Leveraged Multi-Strategy Master Fund and Enterprise Master Fund are set forth in Schedule A and are incorporated by reference.

I.	Ramius

(a)
As the sole member of RCG Starboard Advisors and Ramius Advisors, Ramius may be deemed the beneficial owner of (i) 797,988 Shares owned by Value and Opportunity Master Fund, (ii) 212,040 Shares owned by Starboard Value & Opportunity Fund, (iii) 179,614 Shares owned by Multi-Strategy Master Fund, (iv) 192,000 Shares owned by Merger Arbitrage Master Fund, (v) 29,213 Shares owned by Leveraged Multi-Strategy Master Fund and (vi) 202,054 Shares owned by Enterprise Master Fund.

Percentage: Approximately 23.0%

(b)	1. Sole power to vote or direct vote: 1,612,909
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,612,909
4. Shared power to dispose or direct the disposition: 0

CUSIP NO. 125-902106

(c)
Ramius did not enter into any transactions in the Shares since the filing of Amendment No. 14.  The transactions in the Shares since the filing of Amendment No. 14 on behalf of Starboard Value & Opportunity Fund, Multi-Strategy Master Fund, Leveraged Multi-Strategy Master Fund and Enterprise Master Fund are set forth in Schedule A and are incorporated by reference.

J.	C4S

(a)
As the managing member of Ramius, C4S may be deemed the beneficial owner of (i) 797,988 Shares owned by Value and Opportunity Master Fund, (ii) 212,040 Shares owned by Starboard Value & Opportunity Fund, (iii) 179,614 Shares owned by Multi-Strategy Master Fund, (iv) 192,000 Shares owned by Merger Arbitrage Master Fund, (v) 29,213 Shares owned by Leveraged Multi-Strategy Master Fund and (vi) 202,054 Shares owned by Enterprise Master Fund.

Percentage: Approximately 23.0%

(b)	1. Sole power to vote or direct vote: 1,612,909
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,612,909
4. Shared power to dispose or direct the disposition: 0

(c)
C4S did not enter into any transactions in the Shares since the filing of Amendment No. 14.  The transactions in the Shares since the filing of Amendment No. 14 on behalf of Starboard Value & Opportunity Fund, Multi-Strategy Master Fund, Leveraged Multi-Strategy Master Fund and Enterprise Master Fund are set forth in Schedule A and are incorporated by reference.

K.	Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon

(a)
As the managing members of C4S, each of Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon may be deemed the beneficial owner of (i) 797,988 Shares owned by Value and Opportunity Master Fund, (ii) 212,040 Shares owned by Starboard Value & Opportunity Fund, (iii) 179,614 Shares owned by Multi-Strategy Master Fund, (iv) 192,000 Shares owned by Merger Arbitrage Master Fund, (v) 29,213 Shares owned by Leveraged Multi-Strategy Master Fund, and (vi) 202,054 Shares owned by Enterprise Master Fund.  Each of Messrs. Cohen, Stark, Solomon and Strauss share voting and dispositive power with respect to the Shares owned by Value and Opportunity Master Fund, Starboard Value & Opportunity Fund, Merger Arbitrage Master Fund, Leveraged Multi-Strategy Master Fund, Multi-Strategy Master Fund and Enterprise Master Fund by virtue of their shared authority to vote and dispose of such Shares.

Percentage: Approximately 23.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,612,909

CUSIP NO. 125-902106

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 1,612,909

(c)
None of Mr. Cohen, Mr. Stark, Mr. Strauss or Mr. Solomon entered into any transactions in the Shares since the filing of Amendment No. 14.  The transactions in the Shares since the filing of Amendment No. 14 on behalf of Starboard Value & Opportunity Fund, Multi-Strategy Master Fund, Leveraged Multi-Strategy Master Fund and Enterprise Master Fund are set forth in Schedule A and are incorporated by reference.

L.	Mr. Feld

(d)
As of the close of business on May 4, 2009, Mr. Feld beneficially owned 6,588 Shares. Mr. Feld, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, is deemed the beneficial owner of the (i) 797,988 Shares owned by Value and Opportunity Master Fund, (ii) 212,040 Shares owned by Starboard Value & Opportunity Fund, (iii) 179,614 Shares owned by Multi-Strategy Master Fund, (iv) 192,000 Shares owned by Merger Arbitrage Master Fund, (v) 29,213 Shares owned by Leveraged Multi-Strategy Master Fund and (vi) 202,054 Shares owned by Enterprise Master Fund.  Mr. Feld disclaims beneficial ownership of such Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 6,588
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,336
4. Shared power to dispose or direct the disposition: 0

(c)
Mr. Feld has not entered into any transactions in the Shares since the filing of Amendment No. 14.  The transactions in the Shares since the filing of Amendment No. 14 on behalf of Starboard Value & Opportunity Fund, Multi-Strategy Master Fund, Leveraged Multi-Strategy Master Fund and Enterprise Master Fund are set forth in Schedule A and are incorporated by reference.

M.	Mr. Izganics

(e)
As of the close of business on June 15, 2009, Mr. Izganics beneficially owned 500 Shares.  Mr. Izganics, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, is deemed the beneficial owner of the (i) 797,988 Shares owned by Value and Opportunity Master Fund, (ii) 212,040 Shares owned by Starboard Value & Opportunity Fund, (iii) 179,614 Shares owned by Multi-Strategy Master Fund, (iv) 192,000 Shares owned by Merger Arbitrage Master Fund, (v) 29,213 Shares owned by Leveraged Multi-Strategy Master Fund and (vi) 202,054 Shares owned by Enterprise Master Fund.  Mr. Izganics disclaims beneficial ownership of such Shares.

Percentage: Less than 1%

CUSIP NO. 125-902106

(b)	1. Sole power to vote or direct vote: 500
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 500
4. Shared power to dispose or direct the disposition: 0

(c)
The transactions in the Shares since the filing of Amendment No. 14 on behalf of Mr. Izganics, Starboard Value & Opportunity Fund, Multi-Strategy Master Fund, Leveraged Multi-Strategy Master Fund and Enterprise Master Fund are set forth in Schedule A and are incorporated by reference.

N.	Messrs. Serino and White

(a)
As of the close of business on June 15, 2009, neither of Messrs. Serino or White directly owned any Shares.  Each of Messrs. Serino and White, as members of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, is deemed the beneficial owners of the (i) 797,988 Shares owned by Value and Opportunity Master Fund, (ii) 212,040 Shares owned by Starboard Value & Opportunity Fund, (iii) 179,614 Shares owned by Multi-Strategy Master Fund, (iv) 192,000 Shares owned by Merger Arbitrage Master Fund, (v) 29,213 Shares owned by Leveraged Multi-Strategy Master Fund, and (vi) 202,054 Shares owned by Enterprise Master Fund.  Each of Messrs. Serino and White disclaims beneficial ownership of such Shares.

Percentage: 0%.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)
Neither of Messrs. Serino or White entered into any transactions in the Shares since the filing of Amendment No. 14.  The transactions in the Shares since the filing of Amendment No. 14 on behalf of Starboard Value & Opportunity Fund, Multi-Strategy Master Fund, Leveraged Multi-Strategy Master Fund and Enterprise Master Fund are set forth in Schedule A and are incorporated by reference.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

(e)           Not applicable.

CUSIP NO. 125-902106

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

Pursuant to Amendment No. 2, dated as of December 20, 2007, to the Issuer’s Rights Agreement, dated as of March 13, 2000, as amended (the “Rights Agreement”), each of Value and Opportunity Master Fund, Starboard Value and Opportunity Fund, Leveraged Multi-Strategy Master Fund, Multi-Strategy Master Fund and Merger Arbitrage Master Fund previously delivered an Irrevocable Proxy and Agreement to the Secretary of the Issuer to vote certain Shares beneficially owned by each of Value and Opportunity Master Fund, Starboard Value and Opportunity Fund, Leveraged Multi-Strategy Master Fund, Multi-Strategy Master Fund and Merger Arbitrage Master Fund, respectively, in the same proportion as the votes of all stockholders of the Issuer to the extent that such Shares are "pro rata shares", as such term is defined in the Rights Agreement, as amended.

On June 16, 2009, pursuant to the Rights Agreement, each of Mr. Izganics and Enterprise Master Fund delivered an Irrevocable Proxy and Agreement to the Secretary of the Issuer to vote certain Shares beneficially owned by each of Mr. Izganics and Enterprise Master Fund, respectively, in the same proportion as the votes of all stockholders of the Issuer to the extent that such Shares are "pro rata shares", as such term is defined in the Rights Agreement, as amended.

Item 7.	Material to be Filed as Exhibits.

IItem 7 is hereby amended to include the following exhibits:

Exhibit 99.1	Amendment No. 2 to Rights Agreement
Exhibit 99.2	Form of Irrevocable Proxy and Agreement

CUSIP NO. 125-902106

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 16, 2009

STARBOARD VALUE & OPPORTUNITY FUND, LLC		RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD
By:	RGC Starboard Advisors, LLC,	By:	RGC Starboard Advisors, LLC,
	its managing member		its investment manager
By:	Ramius LLC,	By:	Ramius LLC,
	its sole member		its sole member
By:	C4S & Co., L.L.C.,	By:	C4S & Co., L.L.C.,
	its managing member		its managing member

RAMIUS MULTI-STRATEGY MASTER FUND LTD		RCG STARBOARD ADVISORS, LLC
By:	Ramius Advisors, L.L.C.,	By:	Ramius LLC,
	its investment advisor		its sole member
By:	Ramius LLC,	By:	C4S & Co., L.L.C.,
	its sole member		its managing member
By:	C4S & Co., L.L.C.,
its managing member

RAMIUS MERGER ARBITRAGE MASTER FUND LTD		RAMIUS LLC
By:	Ramius Advisors, L.L.C.,	By:	C4S & Co., L.L.C.,
	its investment advisor		as managing member
By:	Ramius LLC,
its sole member
By:	C4S & Co., L.L.C.,
its managing member

RAMIUS LEVERAGED MULTI-STRATEGY MASTER FUND LTD		RAMIUS ENTERPRISE MASTER FUND LTD
By:	Ramius Advisors, L.L.C.,	By:	Ramius Advisors, L.L.C.,
	its investment advisor		its investment advisor
By:	Ramius LLC,	By:	Ramius LLC,
	its sole member		its sole member
By:	C4S & Co., L.L.C.,	By:	C4S & Co., L.L.C.,
	its managing member		its managing member

CUSIP NO. 125-902106

RAMIUS ADVISORS, L.L.C.		C4S & CO., L.L.C.
By:	Ramius LLC,
its sole member
By:	C4S & Co., L.L.C.,
its managing member

By:	/s/ Jeffrey M. Solomon
	Name:	Jeffrey M. Solomon
	Title:	Authorized Signatory

/s/ Jeffrey M. Solomon
Jeffrey M. Solomon, individually and as attorney-in-fact for Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss, Joseph C. Izganics, John Serino and Paul G. White

/s/ Peter A. Feld
Peter A. Feld, individually

The Powers of Attorney authorizing certain persons to sign and file this Schedule 13D on behalf of certain Reporting Persons were previously filed as exhibits to the Schedule 13D.

CUSIP NO. 125-902106

SCHEDULE A

Transactions in the Shares Since the Filing of Amendment No. 14 to the Schedule 13D

Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase/Sale

STARBOARD VALUE & OPPORTUNITY FUND, LLC

(1,568)	10.9584	05/05/2009
(16,414)	10.0415	05/06/2009

RAMIUS LEVERAGED MULTI-STRATEGY MASTER FUND LTD

(343)	10.9584	05/05/2009
(3,587)	10.0415	05/06/2009

RAMIUS MULTI-STRATEGY MASTER FUND LTD

(277)	10.9584	05/05/2009
(2,906)	10.0415	05/06/2009

RAMIUS ENTERPRISE MASTER FUND LTD

(312)	10.9584	05/05/2009
(3,272)	10.0415	05/06/2009

JOSEPH C. IZGANICS

500	16.2700	06/03/2009